Exhibit 99.3
Financial Statements
Engle/Sunbelt Holdings, LLC
With Report of Independent Auditors

Engle/Sunbelt Holdings, LLC
Financial Statements

Report of Independent Certified Public Accountants
The Members
Engle/Sunbelt Holdings, LLC
We have audited the accompanying statements of financial condition of Engle/Sunbelt Holdings, LLC (the Company) as of December 31, 2007 and 2006, and the related statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Engle/Sunbelt Holdings, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, TOUSA, Inc. and certain of its subsidiaries, including TOUSA Homes, Inc., a member of the Company, filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on January 29, 2008, constituting an event of default of the Company’s revolving credit facility causing it to become automatically and immediately due and payable. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
/s/ Ernst & Young LLP
West Palm Beach, Florida
August 6, 2008

Engle/Sunbelt Holdings, LLC
Statements of Financial Condition

	December 31,
	2007	2006
Assets
Cash and cash equivalents	$3,485,686	$22,513,223
Inventory:
Deposits	2,083,734	6,544,655
Homesites and land under development	164,047,818	105,967,662
Residences completed and under construction	27,064,129	134,042,208

	193,195,681	246,554,525
Property and equipment, net	2,198,370	1,206,214
Other assets	78,675	1,640,394

Total assets	$198,958,412	$271,914,356

Liabilities and members’ equity
Liabilities:
Accounts payable	$22,454,271	$9,677,386
Accrued liabilities	8,062,804	11,667,159
Customer deposits	713,250	5,060,493
Advances from developer, net	38,922,657	18,450,191
Bank borrowings	79,260,288	160,285,052
Note payable to developer	6,095,375	995,375

Total liabilities	155,508,645	206,135,656

Members’ equity	43,449,767	65,778,700

Total liabilities and members’ equity	$198,958,412	$271,914,356

See accompanying notes.

Engle/Sunbelt Holdings, LLC
Statements of Operations

	Year Ended December 31,
	2007	2006	2005
Home sales revenues	$230,069,363	$511,125,538	$330,928,814

Cost of home sales	214,311,724	385,907,448	260,342,160

Gross profit	15,757,639	125,218,090	70,586,654

Selling, general, and administrative expenses	25,683,779	32,724,239	17,715,197
Depreciation expense	1,131,749	1,413,363	1,044,075

(Loss) income from operations	(11,057,889)	91,080,488	51,827,382

Other (income) expense:
Other income	(301,797)	(501,212)	(93,905)
Management fee expense	11,591,041	29,646,090	19,948,798

Net (loss) income	$(22,347,133)	$61,935,610	$31,972,489

See accompanying notes.

Engle/Sunbelt Holdings, LLC
Statements of Changes in Members’ Equity

	TOUSA	Suntous	Total
Members’ equity at December 31, 2004	$27,773,003	$3,129,633	$30,902,636
Contributions	8,068,779	1,888,960	9,957,739
Distributions	(5,673,533)	—	(5,673,533)
Net income	27,176,616	4,795,873	31,972,489

Members’ equity at December 31, 2005	57,344,865	9,814,466	67,159,331
Contributions	—	290,881	290,881
Distributions	(53,380,491)	(10,226,631)	(63,607,122)
Net income	52,645,269	9,290,341	61,935,610

Members’ equity at December 31, 2006	56,609,643	9,169,057	65,778,700
Contributions	—	18,200	18,200
Net loss	(18,995,063)	(3,352,070)	(22,347,133)

Members’ equity at December 31, 2007	$37,614,580	$5,835,187	$43,449,767

See accompanying notes.

Engle/Sunbelt Holdings, LLC
Statements of Cash Flows

	Year Ended December 31,
	2007	2006	2005
Operating activities
Net (loss) income	$(22,347,133)	$61,935,610	$31,972,489
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation expense	1,131,749	1,413,363	1,044,075
Loss on impairment of inventory and abandonments	14,545,316	6,537,972	—
Changes in operating assets and liabilities:
Inventory	38,813,529	22,475,549	(168,427,449)
Other assets	1,561,719	2,791,772	2,219,447
Accounts payable	12,776,885	947,538	8,722,339
Accrued liabilities	(3,604,355)	1,737,798	9,437,773
Customer deposits	(4,347,243)	(8,715,857)	11,071,150

Net cash provided by (used in) operating activities	38,530,467	89,123,745	(103,960,176)

Investing activity
Additions to model furnishings and fixtures, net	(2,123,905)	(564,504)	(1,820,866)

Net cash used in investing activity	(2,123,905)	(564,504)	(1,820,866)

Financing activities
Net (repayments to) proceeds from bank borrowings	(81,024,765)	(23,882,993)	102,335,224
Net proceeds from (repayments to) note payable from developer	5,100,000	(11,337,695)	12,333,070
Advances from (repayments to) developer, net	20,472,466	17,423,246	(186,257)
Contributions	18,200	290,881	9,957,739
Distributions	—	(63,607,122)	(5,673,533)

Net cash (used in) provided by financing activities	(55,434,099)	(81,113,683)	118,766,243

Net (decrease) increase in cash and cash equivalents	(19,027,537)	7,445,558	12,985,201
Cash and cash equivalents at beginning of year	22,513,223	15,067,665	2,082,464

Cash and cash equivalents at end of year	$3,485,686	$22,513,223	$15,067,665

See accompanying notes.

Engle/Sunbelt Holdings, LLC
Notes to Financial Statements
December 31, 2007
1. Organization and Nature of Business
Engle/Sunbelt Holdings, LLC (the Company) is a limited liability company formed on December 16, 2004 by TOUSA Homes, Inc. (TOUSA), a wholly owned subsidiary of TOUSA, Inc. and Suntous Investors, L.L.C. (Suntous). The principal purpose of the Company is to acquire, improve, develop, and sell single family and multifamily housing. The Limited Liability Company Agreement (the Agreement) sets forth the basis for determining member loans and the allocation of profit and loss and distribution of net cash flow of the Company.
The voting interest of Suntous is fifty-one percent (51%) and the voting interest of TOUSA is forty-nine percent (49%). Profit and losses of the Company are allocated to the member’s capital accounts in accordance with the respective percentage ownership of the Company as stated in the Agreement. The Company will continue to exist as a legal entity until the sale of all or substantially all of the properties of the Company.
On January 29, 2008, TOUSA, Inc. and certain of its subsidiaries, including TOUSA, filed voluntary petitions for reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Florida, Fort Lauderdale Division (the Chapter 11 filing). Although the Company was not included in the Chapter 11 filing, the Chapter 11 filing constituted an event of default and the Company’s senior secured revolving credit facility (the Revolving Facility) became automatically and immediately due and payable. TOUSA was limited by its credit agreement from providing future funding to the Company and Suntous determined that it would not make any additional contributions to the Company. As a result, the Company did not have the existing capital resources to finance its operations.
On April 24, 2008, a settlement agreement was entered into among the Company, its members and lenders, and others, pursuant to which the Company has agreed to the appointment of a receiver and further agreed to either, at the election of the lenders, deliver to its lenders a deed in lieu of foreclosure to the Company’s assets or consent to a judicial foreclosure. TOUSA has also agreed to cooperate with the lenders in their efforts to complete certain construction for which TOUSA will receive arm length’s compensation. Upon the earlier of November 20, 2008 or transfer of title to the lenders, TOUSA, Inc. will be relieved from its obligations under the completion and indemnity agreements.
Based on the foregoing, there is substantial doubt about the Company’s ability to continue as a going concern.

Engle/Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements represent the financial statements of Engle/Sunbelt Holdings, LLC.
The Company’s accounting and reporting policies conform to United States generally accepted accounting principles (“GAAP”) on a going concern basis. This contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the Company does not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should it be unable to continue as a going concern.
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Due to the Company’s normal operating cycle being in excess of one year, the Company presents unclassified statements of financial condition.
Cash and Cash Equivalents
Cash and cash equivalents include amounts in transit from title companies for home deliveries and highly liquid investments with an initial maturity of three months or less.
Inventory
Inventory is stated at the lower of cost or fair value. Inventory under development or held for development is stated at an accumulated cost unless such cost would not be recovered from the cash flows generated by future disposition. In this instance, such inventories are recorded at fair value. Inventory to be disposed of is carried at the lower of cost or fair value less cost to sell. The Company utilizes the specific identification method of charging construction costs to cost of sales as homes are delivered. Common construction project costs are allocated to each individual home in the various communities based upon the total number of homes to be constructed in each community. Interest, real estate taxes and certain development costs are capitalized to land and construction costs during the development and construction period and are amortized to cost of sales as deliveries occur.

Engle/Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates long-lived assets for impairment when events and circumstances indicate that they may be impaired. Impairment is evaluated by estimating future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets, an impairment loss is recognized. Fair value, for purposes of calculating impairment, is measured based on estimated future cash flows, discounted at a market rate of interest. During the years ended December 31, 2007 and 2006, the Company recorded impairment losses of approximately $13.5 million and $6.5 million, respectively, which are included in cost of home sales in the accompanying comparative statements of operations.
Property and Equipment
Property and Equipment, consisting primarily of model home furniture and fixtures, are stated at cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred.
Depreciation generally is provided using the straight-line method over the estimated useful life of the asset, which ranges from 36 to 60 months. At December 31, 2007 and 2006, accumulated depreciation approximated $4.2 million and $3.9 million, respectively.
Revenue Recognition
The Company’s primary source of revenue is the sale of homes to homebuyers. Revenue is recognized on home sales at closing when title passes to the buyer and all of the following conditions are met: a sale is consummated, a significant down payment is received, the earnings process is complete, and the collection of any remaining receivables is reasonably assured.

Engle/Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Warranty Costs
The Company provides homebuyers with a limited warranty of workmanship and materials from the date of sale for up to two years. The Company generally has recourse against the subcontractors for claims relating to workmanship and materials. The Company also provides up to a 10-year homebuyer’s warranty, which covers major structural defects. Estimated warranty costs are recorded at the time of sale based on historical experience and current factors, and are included in cost of home sales in the accompanying statements of operations.
Advertising Costs
Advertising costs, consisting primarily of newspaper and signage, are expensed as incurred. Advertising expense included in selling, general, and administrative expenses for the years ended December 31, 2007, 2006 and 2005, were approximately $1.9 million, $1.5 million and $0.9 million, respectively.
Fair Value of Financial Instruments
SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires companies to disclose the estimated fair value of their financial instrument assets and liabilities. Fair value estimates are made at a specific point in time, based upon relevant market information about the financial instrument. The Company’s financial instruments consist of cash and cash equivalents, advances from developer, bank borrowings and note payable to developer. The Company believes that the carrying value of its financial instruments approximates their fair values due to their short term nature and/or fluctuating market rate of interest.
Concentration of Credit Risk
The Company conducts all business in Arizona and, accordingly, the Company’s home building activities are susceptible to changes in market conditions that may occur in this location.
Recent Accounting Pronouncements
In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. This statement is effective for fiscal years beginning after November 15, 2007 (the Company’s fiscal year beginning January 1, 2008). The adoption of SFAS 159 is not expected to be material to the Company’s financial position or results of operations.

Engle/Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (the Company’s fiscal year beginning January 1, 2008), and interim periods within those fiscal years. In February 2008, the FASB issued a final Staff Position to allow a one-year deferral of adoption of SFAS 157 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on anonrecurring basis. The FASB also decided to amend SFAS 157 to exclude SFAS 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions. Management is currently reviewing the effect of this statement on the Company’s financial statements.
3. Inventory
A summary of homebuilding interest capitalized in inventory is as follows:

	December 31,
	2007	2006	2005
Interest capitalized, beginning of year	$14,789,609	$12,078,631	$212,933
Interest incurred	11,374,573	17,502,034	27,106,849
Less interest included in cost of sales	9,953,661	14,791,056	15,241,151

Interest capitalized, end of year	$16,210,521	$14,789,609	$12,078,631

The Company capitalized all interest incurred for the years ended December 31, 2007, 2006 and 2005. Cash paid for interest was approximately $7.9 million, $17.3 million and $10.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.
In the ordinary course of business, the Company enters into contracts to purchase homesites and land held for development. At December 31, 2007 and 2006, the Company had deposits included in inventory totaling approximately $0.1 million and $4.2 million, respectively. The Company’s liability for nonperformance under such contracts is generally limited to forfeiture of related deposits. During the year ended December 31, 2007, the Company recorded a charge of $1.0 million related to the write-off of a deposit for land that the Company determined is not probable that it will purchase or build on.
During the years ended December 31, 2007 and 2006, the Company recognized other impairment losses of approximately $13.5 million and $6.5 million, respectively (see Note 2).

Engle/Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
4. Accrued Liabilities
Accrued liabilities consist of the following:

	December 31,
	2007	2006
Taxes, including Arizona privilege tax and real estate	$900,103	$2,591,011
Warranty costs	468,120	1,859,435
Completion reserves	1,367,330	3,408,881
Accrued expenses	5,327,251	3,807,832

	$8,062,804	$11,667,159

5. Bank Borrowings
In December 2004, the Company entered into a three-year $150 million Revolving Facility (the Revolving Facility) and a three-year $30 million senior mezzanine term loan (the Mezzanine Loan). During July 2005, the Revolving Facility was amended to increase the limit to $250 million. During April 2007, the Revolving Facility was amended to reduce the limit to $200 million and extended the maturity to March 17, 2008. In addition, the amendment increased the minimum adjusted tangible net worth covenant and reduced the minimum interest coverage ratio. On January 16, 2008, the Revolving Facility was amended to reduce the limit to $115 million and terminate the Mezzanine Loan. In addition, the amendment reduced the minimum interest coverage ratio.
At December 31, 2007 and 2006, bank borrowings consist of $79,260,288 and $160,285,052, respectively, outstanding under the Revolving Facility. At December 31, 2007 and 2006, amounts outstanding under the senior revolving credit facility bore interest at a rate of prime plus .25% (7.5% all-in) and LIBOR plus 2.5% (7.8% all-in), respectively. At December 31, 2007 and 2006 there were no amounts outstanding under the Mezzanine Loan.

Engle/Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
5. Bank Borrowings (continued)
Under the Revolving Facility, the Company was permitted to borrow the lesser of (i) $115 million or (ii) the borrowing base (calculated in accordance with the Revolving Facility agreement). The Company has a letter of credit subfacility of $25 million. Loans outstanding under the Revolving Facility may be base rate loans or LIBOR loans at the Company’s election. Base rate loans accrue interest at a rate per annum equal to (i) the applicable margin plus (ii) the higher of (A) the prime rate in effect on such day, and (B) 0.5% plus the Federal Funds Rate. LIBOR loans accrue interest at a rate per annum equal to (i) the applicable margin plus (ii) the LIBOR as determined in accordance with the Revolving Facility Loan agreement. The Revolving Facility requires the Company to maintain specified financial ratios regarding leverage, net worth, interest coverage and unsold homes under construction. The Revolving Facility also places certain restrictions on, among other things, the Company’s ability to pay or make dividends or other distributions, create or permit certain liens and investments and transactions with affiliates. The Revolving Facility is secured by a first priority lien on all the assets of the Company. The Company does not guarantee the Revolving Facility.
TOUSA Homes is obligated under a completion obligation with respect to the Revolving Facility. In the event the Company fails to fulfill certain of its obligations, TOUSA Homes may be obligated to complete any property development commitments. The completion obligation has not been called on by the bank.
On January 29, 2008, TOUSA and certain of it subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Southern District of Florida, Fort Lauderdale Division seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code. Although the Company was not included in the Chapter 11 filing, TOUSA’s Chapter 11 filing constituted an event of default and the Company’s senior secured revolving credit facility became automatically and immediately due and payable, limiting the Company’s access to future capital.
As previously mentioned, under the settlement agreement dated April 24, 2008, the members have agreed to the appointment of a receiver and to either, at the election of the lenders, delivery of a deed in lieu of foreclosure to the Company’s assets or consent to a judicial foreclosure. The Company has also agreed to cooperate with the lenders in their efforts to complete certain construction for which TOUSA will receive arm length’s compensation. Upon transfer of title to the lenders, TOUSA, Inc. will be relieved from its obligations under the completion and indemnity agreements.

Engle/Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
6. Income Tax Matters
The Company chooses to be treated as a limited liability company for federal income tax purposes. As such, the accompanying comparative financial statements include no provision for income taxes, since pursuant to the provisions of the applicable federal, state and local taxing authorities, each item of income, gain, loss, deduction or credit is reportable by the members.
7. Related Party Transactions
Structuring Fee
In accordance with the Agreement, the Company was obligated to pay a structuring fee (the Structuring Fee) of $3.5 million, of which $1.0 million was paid to TOUSA and $2.5 million to Suntous during 2006 and 2005. The Structuring Fee was in consideration of undertaking the structuring of the acquisition of property and obtaining capital. For the years ended December 31, 2006 and 2005, TOUSA earned approximately $0.5 million of structuring fees for both periods under the Agreement. For the years ended December 31, 2006 and 2005, Suntous earned approximately $1.2 million and $1.3 million, respectively, for structuring fees under the Agreement. The fee is included in management fee expense in the statements of operations for the years ended December 31, 2006 and 2005. At December 31, 2006, there were no outstanding obligations related to this fee.
Operating Management Fee
In accordance with the Agreement, TOUSA and Suntous are responsible for undertaking and performing their respective management responsibilities of the Company. For services performed, TOUSA and Suntous receive a management fee based on a percentage of revenues generated at the time of each home delivery. For the years ended December 31, 2007, 2006 and 2005, TOUSA earned approximately $5.8 million and $12.9 million, and $8.4 million, respectively, for management services under the Agreement. For the years ended December 31, 2007, 2006 and 2005, Suntous earned approximately $1.1 million and $2.3 million, and $1.5 million, respectively, for management services under the Agreement. The fee is included in management fee expense in the statements of operations. At December 31, 2007 and 2006, approximately $11.1 million and $5.3 million, respectively, of management fees was included in Advances from Developer, net and approximately $2.0 million and $0.9 million, respectively, was included in Accrued Liabilities in the accompanying statements of financial condition.

Engle/Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
7. Related Party Transactions (continued)
Construction Management Services Fee
In accordance with the Agreement, TOUSA is responsible for overseeing the development, construction and delivery of homes. For services performed, TOUSA receives a fee based on revenues generated at the time of each home delivery. For the years ended December 31, 2007, 2006 and 2005, TOUSA earned approximately $3.6 million, $10.2 million and $6.6 million, respectively, for developer services under the Agreement, which is included in management fee expense in the statements of operations. At December 31, 2007, 2006 and 2005, the Company had approximately $ 7.7 million and $4.1 million of CMS fees included in Advances from Developer, net.
Finance Member Fee
In accordance with the Agreement, Suntous is responsible for overseeing the relationships with the lender of the Revolving Facility and the Mezzanine Loan. For services performed, Suntous receives a fee based on revenues generated at the time of each home delivery. For the years ended December 31, 2007, 2006 and 2005, Suntous earned approximately $1.1 million, $2.5 million and $1.7 million, respectively, for finance services under the Agreement, which is included in management fee expense in the statements of operations. At December 31, 2007 and 2006, finance member fees included in Accrued Liabilities was approximately $2.1 million and $1.0 million, respectively.
Advances From/Repayments to Developer
Advances From/Repayments to Developer, which does not bear interest, consist of amounts due to developer for management and other services rendered as well as cash advances made to the Company from the developer. In accordance with the Agreement, TOUSA is able to make advances to the Company to cover cash flow needs, which, due to timing and administrative issues, cannot be practically funded until a later date. At December 31, 2007 and 2006, included in Advances from Developer, net are accrued fees of approximately $18.9 million and $9.4 million, respectively, and TOUSA cash advances of approximately $20.0 million and $9.1 million, respectively.

Engle/Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
7. Related Party Transactions (continued)
Notes Payable to Developer
In 2005, the Company entered into a Note Payable Agreement with TOUSA. The note payable accrued interest at a rate of 8% per annum and is only payable once certain conditions and covenants under the Company’s bank borrowings are met and upon the sale of identified units within this agreement. As of December 31, 2007 and 2006, the outstanding balance of this note payable to TOUSA was approximately $1.0 million.
On January 2, 2007, the Company purchased TOUSA’s rights to acquire land under a contract with a third-party seller. The Company paid TOUSA $5.1 million in the form of a note payable with a one-year term, bearing interest at 10% per annum. As of December 31, 2007, the outstanding balance of this note payable to TOUSA was approximately $5.1 million.